Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

RECEIVED
2009 AUG -5 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

August 2, 2009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549,
USA

09046684

SUPPL

Dear Mr. Dudek

We have submitted letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement and SEBI Circular as detailed below, a copy whereof is enclosed for information and records:

Sl. No.	Document	Regulation	Filed on /with
1.	Unaudited Financial Results for the quarter ended June 30, 2009	Clause 41 of the listing agreement	31-7-2009 BSE & NSE
2.	Secretarial Audit – Integrity of Capital for the quarter ended June 30, 2009	SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated December 31, 2002	31-7-2009 BSE & NSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**

V Mohan

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls: a/a

dlw 8/6

Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

RECEIVED
2009 AUG -5 A 11:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

July 31, 2009

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Unaudited Financial Results for the quarter ended June 30, 2009 pursuant to Clause 41 of the Listing Agreement.

Further to our earlier letter dated July 31, 2009, we enclose herewith Unaudited Financial Results (Standalone) for the quarter ended June 30, 2009.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
3/8/09

Encl: As above

c.c. The Secretary - National Securities Depository Limited.
The Secretary - Central Depository Services (India) Limited.

RELIANCE Capital
Anil Dhirubhai Ambani Group

Unaudited Financial Results for the Quarter ended June 30, 2009

(Rs.in crore, except per share data)

Sl. No.	Particulars	Quarter ended		Year ended
		30-06-09 Unaudited	30-06-08 Unaudited	31-03-09 Audited
1	(a) Income from Operations	606.89	750.24	2,911.33
	(b) Other Operating Income	8.59	4.74	27.41
	Total (a+b)	615.48	754.98	2,938.74
2	Expenditure			
	a. Increase/decrease in stock in trade and work in progress	-	-	-
	b. Consumption of raw materials	-	-	-
	c. Purchase of traded goods	-	-	-
	d. Employees cost	25.64	52.43	149.08
	e. Depreciation	4.14	4.72	21.22
	f. Provision for NPA and doubtful debt	59.32	22.54	131.75
	g. Other expenditure	64.60	84.51	365.36
	h. Total	153.70	164.20	667.41
	(Any item exceeding 10% of the total expenditure to be shown separately)			
3	Profit from Operations before Other Income, Interest and Exceptional Items (1-2)	461.78	590.78	2,271.33
4	Other Income	1.13	-	42.44
5	Profit before Interest and Exceptional Items (3+4)	462.91	590.78	2,313.77
6	Interest	357.62	234.43	1,236.75
7	Profit after Interest but before Exceptional Items (5-6)	105.29	356.35	1,077.02
8	Exceptional items	-	-	-
9	Profit (+)/ Loss (-) from Ordinary Activities before tax (7+8)	105.29	356.35	1,077.02
10	Tax expense			
	Current Tax (including Fringe Benefit Tax)	23.50	41.00	126.00
	Deferred Tax	(22.50)	(11.50)	(17.00)
11	Net Profit (+)/ Loss (-) from Ordinary Activities after tax (9-10)	104.29	326.85	968.02
12	Extraordinary Item (net of tax expense Rs. ________)	-	-	-
13	Net Profit(+)/ Loss(-) for the period (11-12)	104.29	326.85	968.02
14	Paid-up equity share capital (Face Value of the Share shall be indicated)	246.16	246.16	246.16
15	Reserve excluding Revaluation Reserves as per balance sheet of previous accounting year			6,747.08
16	Earnings Per Share (EPS)			
	a) Basic and diluted EPS before Extraordinary items for the period, for the year to date and for the previous year (not to be annualized)	4.25	13.31	39.41
	b) Basic and diluted EPS after Extraordinary items for the period, for the year to date and for the previous year (not to be annualized)	4.25	13.31	39.41
17	Public Shareholding			
	- No. of shares	11 20 75 291	11 29 89 449	11 25 58 995
	- Percentage of shareholding	45.63	46.00	45.82
18	Promoters and promoter group Shareholding			
	a) Pledged/Encumbered			
	- Number of shares	98 93 179		98 93 179
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	7.53		7.53
	- Percentage of shares (as a% of the total share capital of the Company)	4.03		4.03
	b) Non-encumbered			
	- Number of Shares	12 14 89 095		12 14 89 095
	- Percentage of shares (as a % of the total shareholding of promoter and promoter group)	92.47		92.47
	- Percentage of shares (as a% of the total share capital of the Company)	49.46		49.46

RELIANCE Capital
Anil Dhirubhai Ambani Group

Unaudited Segment reporting for the quarter ended June 30, 2009

(Rs. in crore)

	Particulars	Quarter ended		Year ended
		30-06-09	30-06-08	31-03-09
		Unaudited	Unaudited	Audited
	Segment Revenue			
	(a) Finance & Investments	**333.36**	492.83	1,777.93
	(b) Consumer Finance	**283.25**	262.15	1,203.25
	Total	616.61	754.98	2,981.18
	Less: Inter Segment Revenue	-	-	-
	Net sales from Operations	**616.61**	754.98	2,981.18
2	**Segment Results**			
	(a) Finance & Investments	**101.53**	324.09	986.47
	(b) Consumer Finance	**3.93**	35.43	91.65
	Total	**105.46**	359.52	1,078.12
	Unallocated Expenses	**(0.17)**	(3.17)	(1.10)
	Total Profit Before Tax	**105.29**	356.35	1,077.02
3	**Capital Employed**			
	(a) Finance & Investments	**5,739.92**	5,206.10	5,574.90
	(b) Consumer Finance	**1,067.27**	1,145.96	1,122.52
	(c) Unallocated	-	-	-
	Total	**6,807.19**	6,352.06	6,697.42

Notes :

1 The previous financial year / period figures have been regrouped / reclassified wherever necessary to conform to current Quarter's presentation.

2 The number of investor complaints pending as on April 1, 2009 were NIL, the complaints received during the period April 1, 2009 to June 30, 2009 were 111 the complaints resolved during the period were 111 and pending unresolved as of March 31, 2009 were NIL.

3 Provision for tax has been computed in accordance with the provisions of income Tax Act, 1961 without taking into consideration the provisions as proposed by the Finance (No.2) Bill, 2009 which is yet to be enacted.

4 The financial results for the quarter ended June 30, 2009 of the Company, have been subjected to a 'Limited Review' by the Statutory Auditors of the Company.

5 The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on July 31, 2009 approved the above results and its release.

for **Reliance Capital Limited**

Anil D. Ambani
Chairman

Place: Mumbai
Date: June 31, 2009

Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

July 31, 2009

Mr. Bhushan Mokashi
Manager - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Unaudited Financial Results for the quarter ended June 30, 2009 pursuant to Clause 41 of the Listing Agreement.

Further to our letter dated July 22, 2009, we enclose herewith Unaudited Consolidated Financial Results for the quarter ended June 30, 2009.

The above financial results were approved by the Board of Directors at its meeting held on July 31, 2009, pursuant to Clause 41 of the Listing Agreement.

We also enclose herewith the media release of the Company for the quarter ended June 30, 2009 for your information.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LIMITED
INWARD SECTION
3/8/09

Encl: As above

c.c. The Secretary - National Securities Depository Limited.
The Secretary - Central Depository Services (India) Limited.

Exemption No. 82-35007

Reliance Capital
Anil Dhirubhai Ambani Group

Unaudited Consolidated Segment reporting for the quarter ended June 30, 2009

(Rs. in crore)

Sl. No.	Particulars	Quarter ended		Year ended
		30-06-09 Unaudited	30-06-08 Unaudited	31-03-09 Audited
1	Segment Revenue			
	a Finance & Investments	**346.94**	502.96	1,839.10
	b Asset Management	**122.18**	116.31	390.73
	c General Insurance	**622.60**	620.27	2,311.61
	d Consumer Finance	**288.70**	262.15	1,203.25
	e Others	**88.83**	12.71	238.62
	Total	**1,469.25**	1,514.40	5,983.31
	Inter segment	-	-	-
	Net Sales	**1,469.25**	1,514.40	5,983.31
2	Segment Results			
	a Finance & Investments	**116.33**	334.20	1,037.51
	b Asset Management	**32.31**	41.29	114.73
	c General Insurance	**0.98**	(14.24)	(50.17)
	d Consumer Finance	**8.95**	35.43	91.65
	e Others	**5.94**	1.90	11.53
	Total	**164.51**	398.58	1,205.25
	Unallocated expenses	**(0.17)**	(3.17)	(1.10)
	Profit before Tax	**164.34**	395.41	1,204.15
3	Capital Employed			
	a Finance & Investments	**6,617.46**	5,822.51	6,297.95
	b Asset Management	**53.84**	94.08	46.81
	c General Insurance	**632.57**	478.88	631.60
	d Consumer Finance	**1,273.79**	1,145.96	1,122.52
	e Others	**371.82**	99.58	455.13
	Inter-Segment Elimination	**(1,363.31)**	(668.31)	(1,130.41)
	Total	**7,586.17**	6,972.70	7,423.60

Notes :

1 In preparation of consolidated financial results:

a More than 50% owned Subsidiaries are consolidated in accordance with the Accounting Standard on Reliance Capital Asset Management Limited, Reliance Capital Trustee Co. Limited, Reliance General Insurance Company Limited, Reliance Gilts Limited, Reliance Asset Management (Singapore) Pte. Limited, Reliance Asset Management (Mauritius) Limited, Reliance Equity Advisors (India) Limited, Reliance Money Express Limited, Medybiz Private Limited, Net Logistics Private Limited, Reliance Capital Research Private Limited, Reliance Technology Ventures Private Limited, Reliance Capital Markets Private Limited, Reliance Capital Asset Management (UK) Plc., Reliance Consultants (Mauritius) Limited, Reliance Equities International Private Limited, Reliance Home Finance Private Limited, Reliance Capital Services Private Limited, Reliance Capital (Singapore) Pte. Limited, Reliance Consumer Finance Private Limited, Reliance Securities Limited, Reliance Prime International Limited, Reliance Commodities Limited, Reliance Financial Limited, Reliance Alternative Investments Services Private Limited, Reliance Capital Pension Fund Limited, Reliance Asset Mgt (Malaysia) SDN BHD, Reliance Capital Partners (Partnership Firm) and Reliance Capital Infrastructure Partners (Partnership Firm)

b 50% or less owned in Associates in which the Company has significant influence are accounted under the equity method in accordance with the Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23). These entities are Reliance Land Private Limited, Reliance Share & Stock Brokers Private Limited and Reliance Asset Reconstruction Company Limited, Wall Street Finance Ltd. and Ammolite Holdings Ltd..

c The consolidated financial statement should be read in conjunction with notes to the separate financial results.

Exemption No. 82-35007

RELIANCE Capital
Anil Dhirubhai Ambani Group

Unaudited Consolidated Financial Results for the quarter ended June 30, 2009

(Rs.in crore, except per share data)

Sl. No.	Particulars	Quarter ended		Year ended
		30-06-09 Unaudited	30-06-08 Unaudited	31-03-09 Audited
1	(a) Income from Operations	**1,452.72**	1,507.34	5,912.57
	(b) Other Operating Income	**15.40**	7.06	27.41
	Total (a+b)	**1,468.12**	1,514.40	5,939.98
2	Expenditure			
	a. Increase/decrease in stock in trade and work in progress	-	-	-
	b. Consumption of raw materials	-	-	-
	c. Purchase of traded goods	-	-	-
	d. Employees cost	**128.24**	144.70	554.07
	e. Depreciation	**14.27**	11.37	56.71
	f. Other expenditure	**354.91**	296.56	1,155.90
	g. Premium paid on Reinsurance Ceded	**215.76**	194.37	675.76
	h. Claims Incurred	**224.55**	237.42	1,072.89
	i. Total	**937.73**	884.42	3,515.33
	(Any item exceeding 10% of the total expenditure to be shown separately)			
3	Profit from Operations before Other Income, Interest and Exceptional Items (1-2)	**530.39**	629.98	2,424.65
4	Other Income	**1.13**	-	43.34
5	Profit before Interest and Exceptional Items (3+4)	**531.52**	629.98	2,467.99
6	Interest	**367.18**	234.57	1,263.84
7	Profit after Interest but before Exceptional Items (5-6)	**164.34**	395.41	1,204.15
8	Exceptional items	-	-	-
9	Profit (+)/ Loss (-) from Ordinary Activities before tax (7+8)	**164.34**	395.41	1,204.15
10	Tax expense			
	Current Tax	**33.38**	59.16	197.59
	Deferred Tax	**(22.33)**	(9.05)	(16.50)
11	Net Profit (+)/ Loss (-) from Ordinary Activities after tax (9-10)	**153.29**	345.30	1,023.06
12	Less:Extraordinary Item (net of tax expense Rs. ________)	**(0.03)**	-	(0.05)
13	Less: Minority Interest (Net of tax expenses Rs.-_)	**2.65**	2.30	7.84
14	Net Profit(+)/ Loss(-) for the period (11-12-13)	**150.67**	343.00	1,015.27
15	Share of Profit / (Loss) of Associates	**0.37**	0.07	0.45
16	Net profit after Minority interest and share of profit	**151.04**	343.07	1,015.72
17	Paid-up equity share capital (Face Value of the Share shall be indicated)	**246.16**	246.16	246.16
18	Reserve excluding Revaluation Reserves as per balance sheet of previous accounting year			7,358.26
19	Earnings Per Share (EPS)			
	a) Basic and diluted EPS before Extraordinary items for the period, for the year to date and for the previous year (not to be annualized)	**6.15**	13.97	41.35
	b) Basic and diluted EPS after Extraordinary items for the period, for the year to date and for the previous year (not to be annualized)	**6.15**	13.97	41.35

2 The Company has reported segment wise information as per Accounting Standard (AS 17), in terms of Companies (Accounting Standards) Rules, 2006. The operations of the Company are conducted through its subsidiaries. Since all the operations of the Company are conducted largely within India, there is no separate reportable geographical segment.

3 The reportable segments are further described below:
a) Finance & Investment
b) Asset Management
c) General Insurance
d) Consumer Finance
e) Others

4 The previous financial year / period figures have been regrouped / reclassified wherever necessary to conform to current Quarter's presentation.

5 The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on July 31, 2009 approved the above results and its release.

6 The Standalone financial results of the Company for the quarter ended June 30, 2009 are available on the Company's website (www.reliancecapital.co.in) and on the website of BSE (www.bseindia.com) and NSE (www.nseindia.com).

for **Reliance Capital Limited**

Anil D. Ambani
Chairman

Place: Mumbai
Date: July 31, 2009

MEDIA RELEASE

RELIANCE CAPITAL REPORTS CONSOLIDATED TOTAL INCOME OF RS. 1,469 CRORE (US$ 316 MILLION) FOR THE QUARTER, AS AGAINST RS. 1,514 CRORE - MARGINAL DECREASE OF 3%

RELIANCE CAPITAL REPORTS CONSOLIDATED NET PROFIT OF RS. 151 CRORE (US$ 33 MILLION) FOR THE QUARTER, AS AGAINST RS. 343 CRORE – DECREASE OF 56%

LOWER CAPITAL GAINS BOOKED THIS QUARTER AS SUBSTANTIAL GAINS LIKELY TO BE BOOKED LATER THIS YEAR FROM PLANNED STAKE SALE IN RELIANCE LIFE INSURANCE

STRONG GROWTH IN ALL MAJOR BUSINESSES

RELIANCE MUTUAL FUND – INDIA'S NO. 1 MUTUAL FUND – AVERAGE AUM AT RS. 1,08,322 CRORE (US$ 23 BILION) – UP 19%

RELIANCE LIFE INSURANCE – TOTAL PREMIUM AT RS. 903 CRORE (US$ 194 MILLION) – UP 20%

RELIANCE LIFE INSURANCE - #1 IN TERMS OF POLICIES SOLD IN PRIVATE SECTOR THIS QUARTER- OVER 4,00,000 POLICIES

RELIANCE LIFE INSURANCE – OVER 3.5 MILLION POLICIES IN FORCE

RELIANCE LIFE INSURANCE – TOTAL FUNDS UNDER MANAGEMENT AT RS. 8,293 CRORE (US$ 1.7 BILLION) – UP 112%

NO FRESH CAPITAL INFUSION REQUIRED BY RELIANCE LIFE INSURANCE DURING THIS QUARTER

RELIANCE CAPITAL'S TOTAL CUSTOMER BASE CROSSES 17 MILLION

NET WORTH OF RS. 7,500 CRORE (US$ 1.6 BILLION) – RANKS AMONG THE TOP 3 INDIAN PRIVATE SECTOR FINANCIAL SERVICES GROUPS

Mumbai, July 31, 2009: Reliance Capital Limited (RCL) today announced its un-audited financial results for the quarter ended June 30, 2009. The performance highlights are:

Consolidated – Quarter ended June 30, 2009

- **Total income of Rs 1,469.2 crore** (US$ 316 million), against Rs 1,514.4 crore in the corresponding period – a marginal decrease of 3%
- **Net profit of Rs 151.0 crore** (US$ 33 million), against Rs 343.1 crore in the corresponding period – a decrease of 56%

- Decrease in total income and profits were due to planned lower contribution from finance and investments, while the core businesses of asset management, insurance and consumer finance maintained steady revenue flows. For this quarter, **lower capital gains were booked**, owing to the **planned partial stake sale later this year in Reliance Life Insurance, subject to necessary approvals.** Being the sole beneficiary of Reliance Life Insurance, **the full benefit** of this value unlocking will form a part of **Reliance Capital's net profit for the current financial year.**

Net worth:

As on June 30, 2009, the **net worth of the company stood at Rs 7,500 crore (US$ 1.6 billion).**

The company ranks among the top 3 Indian private sector financial services groups in terms of net worth.

Credit Rating:

The Company has a **net debt equity ratio of 1.6** as on June 30, 2009, and enjoys the highest top-end ratings of 'A1+' and 'F1+' by ICRA and FITCH, respectively.

Operational Review:

As on June 30, 2009, the **total assets of the company stood at Rs 25,074 crore (US$ 5.2 billion)**, an **increase of 26%** over the previous corresponding period.

The investment portfolio of listed equities as on June 30, 2009, amounted to Rs. 2,104 crore (US$ 440 million), at cost.

The company has **not raised any fixed deposits** from the public.

Group Companies:

Reliance Mutual Fund (RMF)
Reliance Capital Asset Management (RCAM),

- **Reliance Mutual Fund** (RMF) continues to be the market leader and is ranked as **India's No. 1 Mutual Fund** in terms of AUM, with market share of **16.1%**

- The **average assets under management (AAUM)**, increased to **Rs 1,08,322 crore (US$ 23 billion)** for June 30, 2009 from Rs 90,813 crore for June 30, 2008, **an increase of 19%.** RMF is the largest mutual fund in the country. The number of investors increased to nearly **71 lakhs** as on June 30, 2009, highest amongst the private sector mutual funds.

- In the month of May 2009, RMF launched a New Fund – **Reliance Infrastructure Fund.** The fund collected around **Rs. 2,300 crore** from over 4.2 lakh investors – which was twice the aggregate amount collected by all equity NFOs in the Indian mutual fund industry in the past 12 months

- The **net profit of RCAM was Rs 37 crore (US$ 8 million)** for the quarter ended June 30, 2009, as against Rs. 33 crore for the corresponding previous period – an increase of 14%.

Reliance Life Insurance

- **Reliance Life Insurance (RLI)** maintains its position as the **4th largest private sector life insurance player** with a **market share of 9.3%** of the private sector

- The **Total Premium** was **Rs. 903 crore (US$ 194 million)** for the quarter as against Rs. 749 crore in the corresponding previous period, **an increase of 20%**

- This quarter, RLI **ranked #1** in the private sector life insurance industry in terms of policies sold. The **number of policies sold** during the quarter were **4,15,747** as against 2,86,700 for the corresponding previous period – **an increase of 45%**

- The **Annualized Premium Equivalent* (APE)** was **Rs. 449 crore (US$ 97 million)** for the quarter as against Rs. 420 crore in the corresponding previous period, **an increase of 7%** as against a decrease of 7% in APE reported by the Indian life insurance industry and 18% by the private sector life insurance players

- The **Renewal Premium** was at **Rs. 398 crore (US$ 86 million)** for the quarter as against Rs. 192 crore, **an increase of 105%**

- **The distribution network** increased to **1,145 branches** at the end of June 30, 2009 against 745 branches at the end of June 30, 2008

- **The number of agents** at the end of June 30, 2009 was as **1,61,093** as against 1,93,648 agents at the end of June 30, 2008, a decrease of 17%, reflecting the emphasis on productivity

- The **total funds under management** as on June 30, 2009 **increased to Rs. 8,293 crore (US$ 1.7 billion)** as against Rs. 3,913 crore for the corresponding previous period – **an increase of 112%**

- During the quarter, **the business did not require any fresh capital infusion**, as against Rs. 330 crore invested in the corresponding previous period. The **capital invested till date** in this business, is **Rs. 2,743 crore (US$ 573 million)**

**APE = Regular new business premium + 10% of single new business premium*

Reliance General Insurance

- Reliance General Insurance (RGI) offers auto insurance, health insurance, home insurance, property insurance, travel insurance, marine insurance, commercial insurance and other speciality insurance products

- RGI is **one of the top 3** private sector general insurance companies in India (in terms of gross written premium). It has a **market share of 6.3%** of the Indian general insurance industry

- **Gross Direct Premium** for the quarter ended June 30, 2009 was **Rs 557 crore (US$ 120 million)** as against Rs. 556 crore in the corresponding previous period

- The **combined ratio** (without third party motor pool) **significantly improved to 108% from 113%** of the corresponding previous period. Combined ratio is the sum of claims, commissions and management expenses

- The business achieved a profit of **Rs. 1 crore (US$ 0.2 million)** as against a loss of Rs. 14 crore for the corresponding previous period

- RGI had a **distribution network of 200 branches** and over 5,400 intermediaries, at the end of June 30, 2009

Reliance Consumer Finance

- Reliance Consumer Finance (RCF) offers a wide range of products which include Vehicle loans (car and commercial), Home loans, Loan against property and SME loans

- As on June 30, 2009, **the loan book** size remained steady at **Rs. 8,511 crore (US $ 1.8 billion)**. This loan book is spread across 1,25,000 customers from top 20 Indian metros

- RCF disbursed loans of **Rs. 683 crore (US$ 147 million)** during the quarter, as against Rs. 1,434 crore for the corresponding previous period

- Reliance Consumer Finance generated **revenues** of **Rs. 288 crore (US$ 62 million)** for the quarter ended June 30, 2009, as against Rs. 262 crore for the corresponding previous period.

- RCF achieved a **profit before tax** of **Rs. 9 crore (US$ 2 million)** for the quarter, **an increase of 491% over the previous quarter**

Reliance Money

- Reliance Money is a comprehensive financial services and solutions provider, providing customers with access to equities, equity options and commodities futures, mutual funds, IPOs, life and general insurance products, offshore investments and credit cards

- Reliance Money is a **leading brokerage and distributor of financial products in India** with 3.5 million customers and the largest distribution network of **8,673 outlets in over 5,000 locations**

- Reliance Money generated **revenues** of **Rs 68 crore (US$ 15 million)** for the quarter ended June 30, 2009 as against Rs. 78 crore of the corresponding previous period

- The business achieved a profit of **Rs. 10 crore (US$ 0.2 million)**, as against a loss of Rs. 11 crore in the previous quarter

- In April 2009, Reliance Money was adjudged **the 'Best Equity Broking House 2009'** and the **'Largest E-broking House'** by Dun and Bradstreet

Update on other businesses

- **Reliance Asset Reconstruction** which is in the business of acquiring, managing and resolving distressed assets, has as **asset base of over Rs. 26 crore (US$ 6 million)**

RELIANCE Capital
Anil Dhirubhai Ambani Group

- **Reliance Equities International**, the institutional broking business of Reliance Capital, **tied up with Auerbach Grayson**, a New York based stock broker committed to serving the international needs of major US institutional investors, with a focus on emerging markets. Through this tie- up, Reliance Equities International will increase its presence and distribution in North America through their 400 plus clients. It also provides access to Auerbach's global research spread across 120 countries

Background:

Reliance Capital Ltd is a part of the Reliance - Anil Dhirubhai Ambani Group and is one of India's leading private sector financial services companies, and ranks among the top 3 private sector financial services and banking groups, in terms of net worth.

The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs 1,60,000 crore (US$ 33 billion), net worth in excess of Rs. 64,000 crore (US$ 13 billion), cash flows of Rs. 13,000 crore (US$ 3 billion) and net profit of Rs. 8,000 crore (US$ 2 billion).

Reliance Capital has interests in asset management and mutual funds, life and general insurance, private equity and proprietary investments, stock broking, depository services, distribution of financial products, consumer finance and other activities in financial services.

BSE O/C **Exemption No. 82-35007**

RELIANCE Capital
Anil Dhirubhai Ambani Group

Reliance Capital Limited
570, Rectifier House
Naigaum Cross Road
Next to Royal Industrial Estate
Wadala, Mumbai 400 031

Tel.: +91 22 3047 9243
Fax: +91 22 3032 7202
www.reliancecapital.co.in

July 31, 2009

Shri Chirag Sodawaterwalla
DCS – Listing
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India Limited
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub: Secretarial Audit - Integrity of Capital
Ref: SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002

With reference to the aforesaid Circular, we enclose herewith copy of the Certificate with respect to Integrity of Capital for the quarter ended June 30, 2009 issued by M/s. Dayal & Lohia, Chartered Accountants.

The said Certificate was placed before the Board of Directors at their Meeting held on July 31, 2009 and was duly noted by the Board.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

STOCK EXCHANGE LIMITED
BOMBAY STOCK EXCHANGE LIMITED
3/8/09

Encl: a/a

c.c: The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Limited

dayal and lohia
chartered accountants

The Board of Directors
Reliance Capital Limited
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by **M/s. Reliance Capital Limited** (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	**June 30, 2009**
2	ISIN	INE013A01015
3	Face Value	Rs.10/- per Equity Share
4	Name of the Company	Reliance Capital Limited
5	Registered Office Address	H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	570, Naigaon Cross Road, Next to Royal Indl Estate, Wadala - Mumbai 400031
7	Telephone & Fax Nos.	Tel. No.: 022 30479243 & Fax. No.: 022 30327202
8	Email address	mohan.vellore@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited (BSE) 2. National Stock Exchange of India Limited. (NSE)

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	24 69 77 006	100.00
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above	24 56 32 800	99.46
12	Held in dematerialised form in CDSL	65 71 267	2.68
13	Held in dematerialised form in NSDL	23 21 67 039	94.52
14	Physical	68 94 494	2.81
15	Total No. of Shares (12+13+14)	24 56 32 800	100.00

DAYAL AND LOHIA CHARTERED ACCOUNTANTS MUMBAI

dayal & lohia
chartered accountants

16 Reasons for difference if any, between:

a) (10&11): Forfeiture of Shares

b) (10&15): Forfeiture of Shares

c) (11&15): **NA**

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below : NA

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)

**** Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No.of Requests	No. of shares	Reasons for delay
Confirmed After 21 Days	2	4	Delay in receipt of Physical DRFs & Share Certificates from DP.
	12	968	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	**14**	**972**	

DAYAL AND LOHIA
MUMBAI
CHARTERED ACCOUN

dayal & lohia
chartered accountants

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. V R Mohan Tel No.: 022 - 30327841 Fax No.:022 - 30327202
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949
		Name & Regn. No. of the Partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur, Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA

DAYAL AND LOHIA ★ MUMBAI ★ CHARTERED ACCOUNTANTS

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS

ANIL LOHIA
PARTNER
M. No. : 31626

Place: Mumbai
Date : 15.07.2009